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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 4 2011 WASH, DC 211

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WFG Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2711 N. Haskell Avenue, Suite 2900
(No. and Street)

Dallas (City) TX (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson H. Williams ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WFG Investments, Inc. , as of June 30 ______, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

SUMMER DEEAN CHOLLAR
Notary Public, State of Texas
My Commission Expires
September 19, 2012

______
Signature

President
Title

______
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WFG INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2011

WFG INVESTMENTS, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
WFG Investments, Inc.

We have audited the accompanying statement of financial condition of WFG Investments, Inc. as of June 30, 2011, and the related statements of income, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WFG Investments, Inc., as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
August 24, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2011

ASSETS

Cash and cash equivalents	$ 1,502,207
Concessions receivable	526,396
Receivable from broker-dealers and clearing organizations	521,898
Securities owned at market value	2,801,616
Secured demand note – related party	200,000
Employee advances	163,968
Prepaid expenses	181,055
Property and equipment, net of accumulated depreciation of $141,567	--
Due from affiliates	239,154
Other receivables	633,151
Federal income tax receivable - parent	244,475
	$ 7,013,920

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2011

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 339,738
Accrued expenses	1,795,992
Commissions payable	2,356,788
Securities sold not yet purchased	270,490
State income taxes payable - Parent	63,772
	4,826,780
Liabilities subordinated to the claims of general creditors	400,000
Total liabilities	5,226,780
Stockholder's equity	
Common stock, 100,000 shares authorized with no par value, 10,000 shares issued, 9,500 shares outstanding	1,000
Additional paid-in capital	650,000
Retained earnings	1,186,140
Treasury stock, 500 shares, at cost	(50,000)
Total stockholder's equity	1,787,140
	$ 7,013,920

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Income
For the Year Ended June 30, 2011

Revenues	
Commission income	$ 11,636,437
Sale of Investment Company shares	3,959,284
Gains or (losses) on firm securities trading accounts	9,690,246
Other income	14,819,708
Interest income	4,998
	40,110,673
Expenses	
Commissions and clearance paid to all other brokers	31,129,409
Communications	365,742
Regulatory fees and expenses	291,175
Errors and bad debts	45,144
Interest expense	42,888
Other expenses	9,402,716
	41,277,074
Loss before income taxes	(1,166,401)
Federal income tax benefit	244,475
Provision for state income taxes	(63,772)
Net loss	$ (985,698)

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2010	$ 1,000	$ 150,000	$2,171,838	$ (50,000)	$ 2,272,838
Contribution of Capital		500,000			500,000
Net loss			(985,698)		(985,698)
Balances at June 30, 2011	$ 1,000	$ 650,000	$1,186,140	$ (50,000)	$ 1,787,140

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2011

Balance at June 30, 2010	$ 400,000
Increases	--
Decreases	--
Balance at June 30, 2011	$ 400,000

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended June 30, 2011

Cash flows from operating activities:	
Net loss	$ (985,698)
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	72,456
Decrease in concession receivable	840,523
Decrease in securities owned at market value	295,367
Increase in prepaid expenses	(35,229)
Decrease in employee advances	6,072
Increase in other receivables	(35,945)
Increase in due from affiliates	(239,154)
Increase in federal income taxes receivable - parent	(221,601)
Increase in accounts payable	274,430
Increase in accrued expenses	1,466,415
Decrease in payable to clearing organizations	(921,607)
Increase in commissions payable	96,737
Increase in securities sold short not yet purchased	236,326
Decrease in state income tax payable	(19,146)
Decrease in due to affiliates	(54,288)
Net cash provided (used) by operating activities	775,658
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Contribution of capital	500,000
Net cash provided (used) by financing activities	500,000
Net increase in cash and cash equivalents	1,275,658
Cash and cash equivalents at beginning of year	226,549
Cash and cash equivalents at end of year	$ 1,502,207

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Interest	$ 42,888
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

WFG INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2011

Note 1 - Summary of Significant Accounting Policies

WFG Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas Corporation and is a wholly-owned subsidiary of Williams Financial Group, Inc., formerly WFG Holding, Inc. (the "Parent"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's clearing broker-dealer.

The Company is a Registered Investment Adviser with the SEC and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these. The Company advances funds to its registered representatives as determined necessary by management. The advances consist of pass through expenses, which are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Note 1 - Summary of Significant Accounting Policies, continued

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and equipment is recorded at cost. Depreciation is recorded using an accelerated method over the useful life of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches. Based on approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs

Note 2 - Fair Value Measurements, continued

can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended June 30, 2011, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of the Company's investments are all deemed to be Level 2, see Note 6.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2011, the Company had net capital of approximately $488,822 and net capital requirements of $298,553. The Company's ratio of aggregate indebtedness to net capital was 9.16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. At June 30, 2011, there was a tax benefit of $244,475 due from the Parent for federal income taxes and a state income tax payable of $63,772.

The Company at June 30, 2011, had a net operating loss of approximately $1,222,202 of which $734,006 will be carried back and $488,196 will be carried forward to offset future taxable income. This net operating loss carryforward will expire as follows:

Year Ending June 30,	Amount
2031	$ 488,196
	$ 488,196

The tax benefit of $171,075 from the net operating loss carryforward of $488,196 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset June 30, 2010	Current Period Changes	Deferred Tax Asset June 30, 2011
Federal	$ --	$ 171,075	$ 171,075
Valuation allowance	--	(171,075)	(171,075)
Amount per balance sheet	$ --	$ --	$ --

Note 5 - Income Taxes, continued

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Securities Owned

Securities owned and securities sold not yet purchased represent trading and investment securities at fair value and at June 30, 2011 consist of the following (presented based upon classification in fair value hierarchy):

	Securities Owned		
	Level 1	Level 2	Total
US Government Debt	$ --	$ 36,429	$ 36,429
Corporate Bonds	--	15,610	15,610
Municipal Bonds	--	2,749,577	2,749,577
	$ --	$ 2,801,616	$ 2,801,616

	Securities Sold Not Yet Purchased		
	Level 1	Level 2	Total
Municipal Bonds	$ --	$ 270,490	$ 270,490
	$ --	$ 270,490	$ 270,490

Note 7 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits of $250,000.

The Company has a substantial investment in non-investment grade, non-convertible debt securities (some of which are in default).

Note 8 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 3.125% at June 30, 2011.

Note 9 - Property and Equipment

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Property and equipment	$ 141,567	$ 141,567	$ --

Note 10 - Lease Commitments

The following is a schedule by years of future minimum office equipment lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

Year Ending June 30,	
2012	$ 2,328
	$ 2,328

Lease expense of $2,328 was charged to occupancy and equipment costs.

Note 11 - Related Party Transactions

The Company paid the Parent $176,491 during the year ended June 30, 2011 for reimbursement of expenses. This is included in other expenses. The Company also paid the Parent $496,132 for rent. This is included in other expenses. Salaries and compensation are paid by WFG Management Services, Inc., ("Management"). The Company reimbursed Management for those expenses. The Company paid $8,139,226 to Management for the year ended June 30, 2011. Registered representatives advances held by the Company were reimbursed by withholding fees from WFG Advisors LP for $136,946. Platform fees of $1,045,998 were received by the Company and remitted to WFG Advisors LP. Registered representatives advances held by the Company were reimbursed by withholding commission from WFG Strategies Inc. for $31,872.

Note 12 - Liabilities Subordinated to Claims of General Creditors – Related Party

Borrowings under subordination agreements at June 30, 2011 are as follows:

Note 12 - Liabilities Subordinated to Claims of General Creditors – Related Party, continued

Liabilities pursuant to secured demand note collateral agreements – 12% interest beginning, August 16, 2005, due September 30, 2013, fully collateralized by cash and securities.	$ 200,000
Subordinated note to stockholder – 12% interest beginning August 31, 2004, due September 30, 2013.	200,000
	$ 400,000

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required by the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense, paid to a related party, for the period ending June 30, 2011 was $48,000.

Note 13 - Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after June 30, 2011 through August 24, 2011, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Note 14 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company has been named as a defendant in various arbitration proceeding and claims incidental to its securities business that allege violations of various Federal and State laws and seek damages in excess of $1,300,000. These arbitration proceedings and claims are in various stages of discovery. Management intends to present a vigorous defense. The Ultimate outcome of the arbitration proceedings and claims cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Note 15 - Discretionary Bonus

Management has accrued $78,000 as discretionary bonuses for its employees; this amount is included in accrued expenses.

Supplemental Information

Pursuant to Rule 17A-5 of the

Securities Exchange Act of 1934

as of

June 30, 2011

Schedule I

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2011

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 1,787,140
Add:		
Liabilities subordinated to claims of general creditors		400,000
Accrued discretionary bonuses		78,000
Total capital and allowable subordinated liabilities		2,265,140
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 633,151	
Concessions receivable, net of the related payable	102,456	
Prepaid expenses	181,055	
Employee advances	163,968	
Federal income tax receivable	244,475	
Due from affiliates	239,154	(1,564,259)
Net capital before haircuts on securities positions		700,881
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempted securities	175,735	
Debt securities	33,248	
Other securities	3,076	(212,059)
Net capital		$ 488,822

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 339,738
Accrued expenses	1,795,992
Commissions payable	2,278,788
State income taxes payable - parent	63,772
Total aggregate indebtedness	$ 4,478,290

Schedule I (continued)

WFG INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 298,553
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 298,553
Net capital in excess of required minimum	$ 190,269
Excess net capital at 1000%	$ 40,993
Ratio: Aggregate indebtedness to net capital	9.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per Company's unaudited Focus report	$ 809,538
Increase in non allowable due from affiliates	(239,154)
Increase in non allowable receivables	(20,150)
Decrease in accrued receivables	(25,000)
Decrease in accrued expenses	77,080
Adjustment related to deferred tax benefit	(191,491)
Increase related to accrued discretionary bonus	78,000
Rounding	(1)
Net capital per audited report	$ 488,822

Schedule II

WFG INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Pershing
	National Financial Services, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

June 30, 2011

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
WFG Investments, Inc.

In planning and performing our audit of the financial statements of WFG Investments, Inc. (the "Company"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 24, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended June 30, 2011

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
WFG Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by WFG Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating WFG Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for WFG Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011 with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 24, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039928 FINRA JUN
WFG INVESTMENTS INC
2711 N HASKELL AVE STE 2900
DALLAS TX 75204-2902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)	$ 73,104
B. Less payment made with SIPC-6 filed (exclude interest) #28,913.77 - 2/17/11 ; #3,295.95 - 6/20/11 Date Paid	(32,207)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	40,897
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 40,897
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ______	
H. Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WFG INVESTMENTS INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13 day of AUGUST, 20 11.

CONTROLLER / VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2010 and ending 6/30/2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 40,110,670

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 3,959,284

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Reg D - See Attached (Included in previous Submissions) — 6,808,336

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 42,889

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 101,249

Enter the greater of line (i) or (ii) — 101,249

Total deductions — 10,810,869

2d. SIPC Net Operating Revenues — $ 29,241,801

2e. General Assessment @ .0025 — $ 73,104

(to page 1, line 2.A.)

WFG INVESTMENTS, INC.

June 30, 2011

Report Pursuant to Rule 17a-5(d)